Exhibit 99.1

Patria announces changes to board of directors

Grand Cayman, Cayman Islands, June 12, 2026 – Patria Investments Limited (“Patria,” “We”) (Nasdaq: PAX) today announced the resignation of Mr. Pablo Echeverría Benítez from our Board of Directors and the appointment of Mr. Alfonso Duval as an interim Board member, effective June 12, 2026.

Mr. Alfonso Duval is currently a Partner and our Head of Clients for the Andean Region. Alfonso joined Patria in 2021 following the combination of Patria and Moneda Asset Management. His tenure at Moneda began in May 2006 and became a partner in 2010. Prior to joining Moneda, Alfonso served in investment banking roles in Chile. Mr. Duval holds a degree in Business Administration from Pontificia Universidad Católica de Chile.

Mr. Pablo Echeverría Benítez will continue to serve as Managing Partner and Head of our Latam Equities Strategy and Chairman of Moneda Patria Investments. Mr. Alfonso Duval will also continue to serve as a Partner and as our Head of Clients for the Andean Region and CEO of Moneda Patria Investments.

About Patria

Patria is a global alternative asset management firm focused on the mid-market segment, specializing in resilient sectors across select regions. We are a leading asset manager in Latin America and have a strong presence in Europe through our extensive network of General Partners relationships. Our on-the-ground presence combines investment leaders, sector experts, company managers, and strategic relationships, allowing us to identify compelling investment opportunities accessible only to those with local proficiency. With over 37 years of experience and more than $59 billion in assets under management, we believe we consistently deliver attractive returns through long-term investments, while promoting inclusive and sustainable development in the regions where we operate. Further information is available at www.patria.com.

Asset Classes: Infrastructure, Credit, Real Estate, Private Equity, Solutions (GPMS), and Public Equities

Main sectors: Agribusiness, Power & Energy, Healthcare, Logistics & Transportations, Food & Beverage and Digital & Tech Services

Forward-Looking Statements

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can identify these forward-looking statements by the use of words such as “outlook,” “indicator,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “could,” “should,” “seeks,” “approximately,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words, among others. Forward-looking statements appear in a number of places in this press release and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events. Such forward-looking statements are subject to various risks and uncertainties. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. Further information on these and other factors that could affect our financial results is included in filings we have made and will make with the U.S. Securities and Exchange Commission from time to time, including but not limited to those described under the section entitled “Risk Factors” in our most recent annual report on Form 20-F, as such factors may be updated from time to time in our periodic filings with the United States Securities and Exchange Commission (“SEC”), which are accessible on the SEC’s website at www.sec.gov. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our periodic filings.

Contact

Patria Shareholder Relations

E. PatriaShareholderRelations@patria.com

T. +1 917 769 1611